Mail Stop 4561

April 30, 2009

Ms. Cindy Hammes
Principal Financial Officer
Green Builders, Inc.
8121 Bee Caves Rd.
Austin, TX 78746

Re: Green Builders, Inc.
        File No. 001-33408
        Form 10-KSB for Fiscal Year Ended
        September 30, 2008
        Amendment 1 to Form 10-K for the Fiscal Year Ended
        September 30, 2008

Dear Ms. Hammes:

We have reviewed your response letter dated April 8, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB

Item 10. Executive Compensation, page 3

Summary Compensation Table, page 3

1.   In future filings, please provide narrative disclosure to your summary compensation table, which describes the material factors necessary to an understanding of the information presented. See Item 402(o) of Regulation S-K. Please tell us how you plan to comply.

Item 11. Security Ownership of Certain Beneficial Owners and Management . . . , page 5

2.   We note that several of your 5 percent or greater shareholders are entities. We note that you have indicated the natural persons with voting and dispositive power for Harbert Management Corporation. For all other entities, please disclose the natural person responsible for making voting or investment decisions. Provide such disclosure in future filings and tell us how you plan to comply.

        You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief